Exhibit 99.1

News Release
NYSE, TSX: NTR

March 7, 2024

Nutrien Releases 2023 Global Sustainability Report

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) released its Global Sustainability Report today, detailing Nutrien’s performance and progress on its sustainability initiatives for the year ending 2023.

“Nutrien has a critical role to play in helping provide the food, fuel and fiber the world needs. In 2023, we continued to build strategic partnerships to help amplify our impact while refining our sustainability strategy to align with core business objectives that support both the environment and our people, customers, supply chain partners, communities and shareholders,” said Tim Faveri, Vice President, Sustainability and Stakeholder Relations.

Key highlights from the Global Sustainability Report include:

•	Measured, documented and calculated sustainable outcomes on approximately two million sustainably engaged acres in North America, South America and Australia.
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Completed our GHG Phase I abatement program which included a number of N2O abatement projects, energy and emission efficiency upgrades, and tied in our second ammonia plant at our Redwater site to the Alberta Carbon Trunk Line to allow additional CO2 to be permanently sequestered.

•	Developed our first validated pathway and verified GHG outcomes for grain crops in Canada, and verified GHG offsets and insets in the US, based on grower data.
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Co-launched with Canadian business leaders the Canadian Alliance for Net Zero Agrifood (CANZA) with industry-leading peers, which aims to foster collaboration and innovation to reduce emissions in the agri-food value chain.

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Achieved 32 percent spend with local direct Indigenous economic impact in Nutrien’s Potash operating segment, reflecting over $300 million of contract opportunities that support direct positive impact with Indigenous communities and Peoples.

•	Achieved our best record for Total Recordable Injury Frequency (“TRIF”) and maintained our best record for Lost Time Injury Frequency (“LTIF”) since Nutrien formed in 2018.

As the world’s largest provider of crop inputs and services, Nutrien is positioned to drive long-term value creation through the integration of sustainability initiatives, from fertilizer production to grower practices in the field. Through innovation and collaboration, we strive to improve our sustainability performance within our operations and provide sustainable agricultural solutions to support growers who are feeding a growing population.

To view Nutrien’s Global Sustainability Report, please click here.

Forward Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Such statements include, but are not limited to: Nutrien’s sustainability (including climate) plans, strategies and initiatives (including targets, goals and commitments), and its expectations regarding the achievement thereof; and our expectations for CANZA.

Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control including, but not limited to, that future business, regulatory and industry conditions and global economic conditions will be within the parameters expected by us. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release including, not limited to: that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, and production mix; Nutrien’s ability to develop and/or access technology; development and growth of end market demand for sustainable products and solutions; our expectations for partnerships and actions of third-parties; development and execution of our sustainability strategies and initiatives; government regulation, incentives, and initiatives; regulatory approvals; performance of third parties; and other unforeseen difficulties and risks.

For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the Global Sustainability Report, Feeding the Future Plan, as well as the 2023 Annual Report dated February 22, 2024 and the Annual Information Form dated February 22, 2024 for the year ended December 31, 2023, filed under Nutrien’s profile on SEDAR at www.sedarplus.ca and with the Securities and Exchange Commission in the US at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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